NORTHERN EXPLORATIONS, Ltd.
                        470 Granville Street, Suite 1120
                              Vancouver, BC Canada
                                  (604)713-8012
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                                                              September 27, 2005

Ms. Susann Reilly
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Re: Amendment to Registration Statement on Form SB-2
    File No. 333-125068
    Filed on September 21, 2005

Dear Ms. Reilly,

In response to our phone conversations with both yourself and Ms. Rhodes today we have filed, via EDGAR, our amended Registration Statement and provide this cover letter to assist you in your further review. We have also forwarded a marked copy of the amendment to you via mail.

FINANCIAL STATEMENTS

     1. We have included the 3/31/05 audited financial statements in the filing.

     2. We have corrected the 6/30/05 financial statements to note the audited and un-audited periods in each column.

     3. We have included a current consent for both the audited financials and the reviewed financials.

Sincerely,


/s/ Richard Novis
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Richard Novis
President & Director